CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 2, 2006

COURIER

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a Corporation's interim report to shareholders for the period ended June 30, 2006 and the certification of interim filings by each of the Chief Executive Officer and the Chief Financial Officer, all of which have been filed with Canadian securities commissions and/or furnished to securityholders.

Please call me at (416) 596-8020 with any questions.

Yours truly,
Cunningham Lindsey Group Inc.

By: ______________________
Paula Sawyers
Associate General Counsel

Encl.

CUNNINGHAM LINDSEY GROUP INC.

INTERIM REPORT

For the six months ended June 30, 2006

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this MD&A is to give a narrative explanation of our consolidated financial performance during the second quarter of 2006. It is intended to supplement the unaudited consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2006, and should be read in conjunction with them. It updates the annual MD&A for the fiscal year ended December 31, 2005 on pages 10 to 22 of our 2005 Annual Report. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We are a holding company that conducts business through our directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, and "Corporate" refers to administrative overhead and financing costs.

Unless otherwise noted in this MD&A, all information is given as at July 27, 2006. Additional information about us may be found at our website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR which may be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. The volume of property claim assignments referred to us, and therefore our revenue, fluctuates according to the frequency of weather-related events. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2006. Information regarding other material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in the body of this document under the headings "Critical Accounting Estimates" and "Financial Currency Exposure", and in our most recent Annual Report. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: ability to service debt and other commitments, vulnerability of revenue to weather-related claims, foreign currency fluctuations, continued services of key personnel, competitive markets, stability of customer relationships, financial strength of customers, dependency on insurance companies outsourcing claims, changing legislative environments, legal actions, access to cash, uncollectible accounts receivables, accounting estimates, and controlling shareholder influence. For a more complete discussion of general risks and uncertainties that apply to our business and our operating results, please see "Risk Factors" in our most recent Annual Information Form and our other filings with Canadian securities regulatory authorities. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Our Business

Our five principal operating subsidiaries manage a worldwide network of branches in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States and the United Kingdom respectively. CL Europe carries on business principally in continental Europe while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers insurance claims services catered to its target market.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and specialty services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claims investigation, and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields, with whom we have developed close working relationships, to provide additional services required in the claims adjusting process. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated to increases and decreases in our revenue. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our United States operations, and result in a small number of large value claims of longer duration for our International operations.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claim investigation, and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields, with whom we have developed close working relationships, to provide additional services required in the claims adjusting process. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated to increases and decreases in our revenue. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims of short duration for our United States operations, but result in a small number of large value claims of longer duration for our International operations.

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at July 27, 2006, the Company is not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

	Three months ended June 30		Six months ended June 30	
United Kingdom Pound	**2006**	**2005**	**2006**	**2005**
High	2.1170	2.4032	2.1170	2.4032
Low	1.9956	2.1973	1.9806	2.1973
Average	2.0505	2.3083	2.0371	2.3135
Close	2.0614	2.1973	2.0614	2.1973

	Three months ended June 30		Six months ended June 30	
United States Dollar	**2006**	**2005**	**2006**	**2005**
High	1.1719	1.2704	1.1726	1.2704
Low	1.0990	1.2147	1.0990	1.1987
Average	1.1213	1.2439	1.1384	1.2352
Close	1.1150	1.2256	1.1150	1.2256

	Three months ended June 30		Six months ended June 30	
European Monetary Union Euro	**2006**	**2005**	**2006**	**2005**
High	1.4354	1.6272	1.4354	1.6400
Low	1.3833	1.4827	1.3523	1.4827
Average	1.4105	1.5660	1.3997	1.5868
Close	1.4246	1.4827	1.4246	1.4827

RESULTS OF OPERATIONS

The following table summarizes selected financial information for the three and six months ended June 30, 2006 and 2005.

	For the three months ended		*For the six months ended*	
	June 30, 2006	June 30, 2005	**June 30, 2006**	June 30, 2005
(in $000s except per share data)				
Revenue				
Canada	**13,765**	12,490	**27,811**	25,487
United States	**14,898**	14,671	**32,438**	28,428
United Kingdom	**44,248**	50,132	**89,493**	99,504
Europe	**14,392**	15,996	**28,765**	32,476
International	**11,883**	14,367	**24,578**	30,790
	99,186	107,656	**203,085**	216,685
Earnings before interest, taxes, depreciation, and amortization [(1)]				
Canada	**(34)**	(168)	**60**	276
United States	**729**	728	**2,112**	1,221
United Kingdom	**2,666**	4,363	**5,535**	9,464
Europe	**88**	342	**386**	1,046
International	**1,826**	3,906	**4,403**	11,213
Corporate	**(1,556)**	(1,344)	**(3,121)**	(3,184)
	3,719	7,827	**9,375**	20,036
Depreciation	**1,283**	1,303	**2,466**	2,652
Interest	**4,105**	4,978	**8,590**	9,930
Loss (gain) on disposal	**–**	2	**–**	(2,944)
Income tax (recovery) expense	**(3,819)**	1,625	**(2,304)**	5,267
Net earnings (loss) from continuing operations	**2,150**	(81)	**623**	5,131
Net loss from discontinued operations	**–**	(2,352)	**–**	(2,352)
Net earnings (loss)	**2,150**	(2,433)	**623**	2,779
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share from continuing operations	**0.10**	(0.01)	**0.03**	0.37
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share	**0.10**	(0.17)	**0.03**	0.20
Total shares outstanding (000) [(2)]	**22,093**	14,301	**22,093**	14,301
Weighted average shares (000)	**21,929**	13,961	**21,913**	13,946
Total assets			**387,763**	403,215
Total long-term financial liabilities			**135,997**	138,959

(1) Earnings before interest, taxes, depreciation, and amortization (EBITDA) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) On August 30, 2005, we issued 7,791,712 subordinate voting shares upon completion of a rights offering. There were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding as at June 30, 2006.

OVERALL PERFORMANCE

Our net earnings from continuing operations for second quarter 2006 were $2.2 million compared to a net loss of $0.1 million in second quarter 2005. Net earnings, which includes discontinued operations, for second quarter 2006 were $2.2 million compared to a net loss of $2.4 million in second quarter 2005. Our year-to-date net earnings from continuing operations were $0.6 million compared to net earnings of $5.1 million for the first six months of 2005. Year-to-date net earnings were $0.6 million compared to net earnings of $2.8 million for the first six months of 2005. Net earnings for second quarter 2006 include a tax recovery of $4.8 million from the establishment of a US tax asset. Net earnings for the first six months of 2005 include a one-time profit from the sale of Cunningham Lindsey TES BV ("TES") in the amount of $2.9 million.

CL Canada reported increased revenue and EBITDA for second quarter 2006 compared to second quarter 2005. Year-to-date revenue increased and EBITDA decreased compared to the first six months of 2005. Investments in growing ENVIRONMENTAL SOLUTIONS® Remediation Services ("ESRS") resulted in increased revenue in second quarter 2006. The increase in second quarter EBITDA was primarily due to the revenue increases. Year-to-date, ESRS had significantly higher revenue relative to the first six months of 2005 and Claims Adjusting had a small revenue increase. The reduction in year-to-date EBITDA resulted from increased investments in Claims Adjusting and ESRS, partially offset by increased EBITDA in the Echo Call Center.

CL US reported a small increase in revenue and unchanged EBITDA for second quarter 2006, but a larger increase in both revenue and EBITDA for the first six months of 2006 compared to the corresponding period in 2005. This was due to increased claims from new and existing customers and the impact of the 2005 hurricane activity.

CL United Kingdom reported reduced revenue and EBITDA for second quarter and the first six months of 2006 compared to the respective periods in 2005. The reported revenue decrease is a result of the strengthening of the Canadian dollar against the United Kingdom pound. The reduction in EBITDA was primarily a result of the exchange rate movements, non-recurring premises costs, and the benefit in second quarter 2005 from increased claims activity due to flooding in north-western England.

CL Europe reported reduced revenue and EBITDA for second quarter and the first six months of 2006 compared to the respective periods in 2005. The decrease in reported revenue was a result of the strengthening of the Canadian dollar against the European Euro, partially offset by increased revenue in France. The decrease in EBITDA was primarily due to the continued depressed market conditions in the Netherlands. On March 31, 2005 CL Europe completed the sale of TES, a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

CL International reported reduced revenue and EBITDA for second quarter and the first six months of 2006 compared to the respective periods in 2005. The decreases were a result of the strengthening of the Canadian dollar against the United Kingdom pound, together with increased weather related claims activity impacting the second quarter and year-to-date 2005 financial performance. The increase in weather related claims in 2005 was a result of increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004 and, to a lesser extent, the 2004 tsunami in Asia. Corporate reported a slight increase in operating costs for second quarter 2006 compared to second quarter 2005, but year-to-date, corporate operating costs decreased compared to the first six months of 2005.

Our cash flow and financial conditions are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

Revenue

Our total revenue from continuing operations for second quarter 2006 was $99.2 million, a decrease of $8.5 million from second quarter 2005 revenue of $107.7 million. The revenue decrease for the second quarter was caused by the strengthening of the Canadian dollar, relative to the foreign currencies in which the Company's revenues are earned. Upon conversion into Canadian dollars, the European, International and United Kingdom operations reported decreases in revenue compared to second quarter 2005, which were partially offset by improvements in revenue reported by the Canadian and the United States operations.

Our total revenue from continuing operations for year-to-date 2006 was $203.1 million, a decrease of $13.6 million from revenue of $216.7 million in the first six months of 2005. The revenue decrease for the first six months of 2006 was caused by the strengthening of the Canadian dollar, relative to the foreign currencies in which the Company's revenues are earned.

Upon conversion into Canadian dollars, the European, International, and United Kingdom operations reported decreases in revenue compared to the first six months of 2005, which were partially offset by improvements in revenue reported by the Canadian and United States operations.

CL Canada reported second quarter 2006 revenue of $13.8 million, which was $1.3 million higher than second quarter 2005. Year-to-date revenue was $27.8 million, an increase of $2.3 million relative to the first six months of 2005. The increase in second quarter revenue was due to increased activity that generated a $1.1 million increase in ESRS and a $0.2 million increase in the claims division. The year-to-date increase in revenue was due to a $1.5 million increase in ESRS revenue and a $0.8 million increase in the claims division.

Revenue in the United States operations was $14.9 million for second quarter 2006, an increase of $0.2 million from second quarter 2005. Year-to-date revenue was $32.4 million, an increase of $4.0 million relative to the first six months of 2005. In local currency, revenue from the United States operations was U.S.$13.3 million for second quarter 2006, an increase of U.S.$1.5 million from second quarter 2005. Year-to-date revenue in local currency was U.S.$28.5 million, an increase of U.S.$5.5 million from the first six months of 2005. The increase in both the second quarter and year-to-date revenue was primarily attributable to an increase in normal claims volumes and increased claims activity following hurricanes that hit the United States during the second half of 2005.

Revenue for second quarter 2006 from the United Kingdom operations was $44.2 million, a decrease of $5.9 million from revenue of $50.1 million in second quarter 2005. Year-to-date revenue was $89.5 million, a decrease of $10.0 million relative to the first six months of 2005. The reduction in reported revenue was primarily due to the strengthening of the Canadian dollar against the United Kingdom pound. In local currency, revenue from the United Kingdom operations was £21.5 million for second quarter 2006, a decrease of £0.2 million from second quarter 2005. Year-to-date revenue in local currency was £43.9 million, an increase of £0.9 million from the first six months of 2005. The increase in year-to-date local currency revenue was primarily due to increased claims activity across a number of product lines.

Revenue for the second quarter of 2006 from the European operations was $14.4 million, a decrease of $1.6 million from second quarter 2005. Year-to-date revenue was $28.8 million, a decrease of $3.7 million compared to the first six months of 2005. The decrease in reported revenue was primarily due to the strengthening of the Canadian dollar against the European Euro. In local currency, revenue from the European operations was €10.2 million for both second quarter 2006 and second quarter 2005. Year-to-date revenue in local currency was €20.6 million, an increase of €0.1 million from the first six months of 2005.

Revenue from the International operations in second quarter 2006 was $11.9 million, a decrease of $2.5 million compared to $14.4 million in second quarter 2005. Year-to-date revenue was $24.6 million, a decrease of $6.2 million compared to the first six months of 2005. The strengthening of the Canadian dollar against the United Kingdom pound had a significant impact on the reported revenue. In local currency, revenue from the International operations was £5.8 million for second quarter 2006, a decrease of £0.4 million compared to second quarter 2005. Year-to-date revenue in local currency was £12.1 million, a decrease of £1.2 million from the first six months of 2005. The decrease in local currency revenue reflects the increased revenue recognized in the first six months of 2005 as a result of increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, and to a lesser extent, the 2004 tsunami in Asia.

Earnings before Interest, Taxes, Depreciation, and Amortization

EBITDA is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense. The most significant component of EBITDA is the cost of compensation and benefits of our professionals. Changes to these expenses are correlated to increases and decreases in our revenue.

EBITDA for second quarter 2006 was $3.7 million (3.7% of revenue) as compared to $7.8 million (7.3% of revenue) for second quarter 2005. Year-to-date EBITDA was $9.4 million (4.6% of revenue) as compared to $20.0 million (9.2% of revenue) for the first six months of 2005.

The Canadian operations reported nominal EBITDA in the second quarter of 2006 compared to ($0.2) million in the same period in 2005. The increase was due to increased revenue. Year-to-date EBITDA was $0.1 million compared to $0.3 million for the first six months of 2005. The decrease in EBITDA was due to increased expenses relating to the hiring of new personnel in the claims division to handle increased claims business.

The United States operations reported EBITDA of $0.7 million for both second quarter 2006 and second quarter 2005. Year-to-date EBITDA was $2.1 million compared to $1.2 million for the first six months of 2005. In local currency, EBITDA was U.S.$0.6 million in both second quarter 2006 and second quarter 2005. Year-to-date EBITDA in local currency was U.S.$1.8 million compared to EBITDA of U.S.$1.0 million for the first six months of 2005. Improved operating results were due to the increased revenue noted above.

The United Kingdom EBITDA of $2.7 million for the quarter decreased $1.7 million compared to EBITDA of $4.4 million in second quarter 2005. Year-to-date EBITDA was $5.5 million compared to $9.5 million for the first six months of 2005. In local currency, EBITDA of £1.3 million in second quarter 2006 was £0.6 million below second quarter 2005. Year-to-date EBITDA in local currency of £2.7 million was £1.4 million below that of the first six months of 2005. The decrease in EBITDA was due to negative exchange rates as noted above, an increase in 2006 non-recurring premises costs, and the benefit in second quarter 2005 from increased claims activity due to flooding in north-western England.

EBITDA for the European operations was $0.1 million, a decrease of $0.2 million from EBITDA of $0.3 million in second quarter 2005. Year-to-date EBITDA was $0.4 million compared to $1.0 million in the first six months of 2005. Included in the 2006 year-to-date EBITDA for Europe is $0.7 million of restructuring costs in the Netherlands and France. In local currency, EBITDA of €0.1 million in second quarter 2006 decreased by €0.1 million compared to second quarter 2005. Year-to-date EBITDA in local currency was €0.3 million compared to €0.7 million in the first six months of 2005. The decrease in EBITDA reflects the depressed market conditions in the Netherlands .

EBITDA for International operations for the second quarter of 2006 was $1.8 million, a decrease of $2.1 million compared to EBITDA of $3.9 million in second quarter 2005. Year-to-date EBITDA was $4.4 million compared to $11.2 million for the first six months of 2005. In local currency, EBITDA of £0.9 million in second quarter 2006 decreased £1.3 million compared to EBITDA in second quarter 2005. Year-to-date EBITDA in local currency was £2.2 million compared to £4.1 million for the first six months of 2005. The decrease in EBITDA was primarily due to the reduction in revenue noted above and negative exchange rate movements.

Corporate EBITDA comprised selling, general and administration expenses, excluding depreciation and amortization. Corporate losses for second quarter 2006 were $1.6 million compared to losses of $1.3 million in second quarter 2005. The increase in corporate losses for the quarter was primarily due to foreign currency exchange losses. Year-to-date, corporate losses were $3.1 million compared to $3.2 million in the first six months of 2005.

Net (loss) earnings

Net earnings from continuing operations for second quarter 2006 was $2.2 million ($0.10 per share) compared to a net loss in second quarter 2005 of $0.1 million ($0.01 loss per share). Net earnings for second quarter 2006 was $2.2 million ($0.10 per share) compared to the second quarter 2005 net loss of $2.4 million ($0.17 loss per share).

Net earnings from continuing operations for year-to-date 2006 was $0.6 million ($0.03 per share) compared to net earnings of $5.1 million ($0.37 per share) for the first six months of 2005. Net earnings for year-to-date 2006 was $0.6 million ($0.03 per share) compared to net earnings of $2.8 million ($0.20 per share) for the first six months of 2005.

The difference between EBITDA and net earnings (loss) is due to the gain (loss) on disposal, depreciation expense, interest expense, amortization expense, and provision for income taxes.

Total interest expense in second quarter 2006 was $4.1 million, $0.9 million lower than interest expense of $5.0 million in second quarter 2005. Year-to-date, interest expense was $8.6 million compared to $9.9 million in the first six months of 2005. Total interest expense in second quarter 2006 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $1.9 million of interest expense in the second quarter of 2006 consisted of $1.8 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Interest expense in second quarter and year-to-date 2006 was less than second quarter and year-to-date 2005 due to lower debt levels in 2006 compared to 2005, partially offset by higher interest rates in 2006 compared to 2005.

The gain on disposal of $2.9 million (€1.8 million) in first quarter 2005 related to the gain on the disposal of TES.

An income tax recovery of $3.8 million was recorded for second quarter 2006 compared to an income tax expense of $1.6 million for the same period in 2005. The year-to-date income tax recovery was $2.3 million compared to the income tax expense of $5.3 million for the first six months of 2005. The income tax recovery resulted from the United States operations recording a tax asset of $4.8 million (U.S.$4.3 million) in second quarter 2006. The United States operations have available additional net operating losses of approximately U.S.$37.6 million, representing a potential future tax asset of approximately U.S.$13.2 million. Given current operating losses in our Canadian operations, we did not record a tax recovery in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarters of 2006.

CASH FLOW

Operating activities

Operating cash flow tends to be lower in the first half of the year due to the impact of the working capital cost of servicing weather-related claims.

Cash used in operating activities from continuing operations was $2.8 million during second quarter 2006 compared to cash used in operating activities of $1.3 million during second quarter 2005. The additional $1.5 million cash used in operating activities was mainly due to $2.6 million reduced net earnings from continuing operations (excluding the $4.8 million US tax asset), partially offset by favorable working capital movements of $1.1 million (excluding the $4.8 million US tax asset).

Year-to-date cash used in operating activities from continuing operations was $10.3 million compared to $13.7 million in 2005 year-to-date. The $3.4 million reduction in cash used was primarily due to a $10.4 million favorable working capital movement (excluding the $4.8 million US tax asset), partially offset by a $7.0 million decrease in net earnings from continuing operations and non-cash items (excluding the $4.8 million US tax asset).

Cash (Used) Provided by Operating Activities (continuing operations)

	For the three months ended		*For the six months ended*	
	June 30, 2006	June 30, 2005	**June 30, 2006**	June 30, 2005
($000s)				
Canada	**(251)**	(244)	**(798)**	(2,461)
United States	**364**	534	**937**	2,169
United Kingdom	**5,554**	5,530	**3,742**	(1,859)
Europe	**(629)**	(2,662)	**(1,849)**	(4,701)
International	**(676)**	4,251	**(61)**	5,431
Corporate and financing costs	**(7,151)**	(8,720)	**(12,257)**	(12,310)
	(2,789)	(1,311)	**(10,286)**	(13,731)

The $1.7 million improvement in the Canadian year-to-date cash flow was primarily due to a $2.0 million favorable movement in accounts payable.

The $1.2 million decrease in the United States year-to-date cash flow was primarily due to a $1.9 million unfavorable movement in prepaid expenses, partially offset by an improvement in earnings of $0.8 million (excluding the $4.8 million US tax asset).

The $5.6 million increase in the United Kingdom operations' year-to-date cash was due to favorable movements in accounts payable of $6.0 million, claims in process of $1.8 million, and accounts receivable of $0.8 million. This was partially offset by reduced earnings of $3.0 million.

The $2.0 million improvement in European cash flow for the second quarter was primarily due to a $2.6 million favorable movement in accounts receivable, partially offset by a reduction of $0.9 million in claims in process. The $2.9 million improvement in European year-to-date cash flow was primarily due to a $1.4 million favorable movement in accounts receivable and a $1.3 million favorable movement in prepaid expenses.

The $4.9 million decrease in International second quarter cash flow was primarily due to a $2.8 million unfavorable movement in accounts payable, reduced earnings of $1.7 million, and an unfavorable movement in accounts receivable of $1.6 million, partially offset by a favorable movement in claims in process of $1.3 million. The $5.5 million decrease in International year-to-date cash flow was due to $4.8 million reduced earnings and a $2.5 million unfavorable movement in accounts payable, partially offset by a $1.8 million favorable movement in claims in process.

The $1.6 million improvement in second quarter cash flow from Corporate was mainly due to a $1.4 million favorable movement in accounts payable.

Investing activities

Net investment in property and equipment related to continuing operations was $1.6 million in second quarter 2006, compared to $1.0 million in second quarter 2005. Year-to-date net investment in property and equipment was $2.8 million compared to $1.9 million in the first six months of 2006. The quarterly and year-to-date increases in 2006 of $0.6 million and $0.9 million respectively were due to additional purchases of equipment in the United Kingdom operations.

Cash used in business acquisitions of $0.3 million and $1.0 million in second quarter and year-to-date 2006 respectively primarily related to acquiring the remaining shares of two European subsidiaries.

Cash provided by business divestitures of $4.2 million (€2.6 million) in first quarter 2005 related to net proceeds on the sale of TES.

Cash outflow from discontinued operations was $1.0 million and $2.2 million in second quarter and year-to-date 2006 respectively and related to cash payments of accrued liabilities recorded on the sale of the U.S. TPA Business.

Financing Activities

During the second quarter 2006, CL Canada borrowed $4.0 million from Fairfax Financial Holdings Limited ("Fairfax"). Proceeds of the loan were principally used for operating purposes. Additional cash was needed to fund: (i) investments to continue to grow our business, (ii) a change in receivable collection patterns in our International operations, (iii) non-recurring premises costs in our United Kingdom operations, and (iv) the restructuring of our European operations.

We have invested in growth opportunities in our United States operations. In the second quarter of 2006, the United States revenue increase was 13% in local currency and for the six months ending in June of 2006, the United States revenue has increased 24% in local currency. The 2006 increase followed a 20% growth in local currency revenue in 2005. This growth required additional cash of $2.9 million in 2005 and $1.0 million in the first six months of 2006. Additionally, our International operations have invested $2.2 million in additional personnel and facilities in 2006, driven by expansion in the United States and India. Efforts to grow Claims Adjusting and ESRS in our Canadian operations required an additional $0.8 million of working capital in the first six months of 2006.

The timing of receivables and payables in our International operations has a higher degree of variability than our other operations due to the size and duration of their claims, as well as the global nature of their business. In the first six months of 2006, an additional $3.0 million was needed to fund the working capital for our International operations.

In the first six months of 2006, we expended $2.2 million for on-going liabilities arising from our discontinued TPA operations. This expenditure had no impact on our earnings because we had previously reserved for the costs, but did impact our cash position. In the first six months of 2006, our United Kingdom operations had non-recurring premises costs of $1.3 million, some of which was invested to avoid future excess lease costs.

The claims market in the Netherlands has been depressed for many months. Our claims volume in the Netherlands has decreased 30% for the six month period ending June 30, 2006 compared to the same period in 2005, even though we have retained all of our major customers. Collection of receivables in Europe has also slowed, impacting cash by $2.0 million in the first six months of 2006. In an effort to address these conditions in our European operations, we spent $0.7 million in restructuring costs in the first six months of 2006.

We may need to borrow additional funds from Fairfax during the second half of 2006.

QUARTERLY DATA

(in $000s, except per share data)	**Second Quarter 2006**	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005
Revenue				
Canada	**13,765**	14,046	13,342	14,056
United States	**14,898**	17,540	20,061	13,528
United Kingdom	**44,248**	45,245	50,165	48,572
Europe	**14,392**	14,373	16,935	14,710
International	**11,883**	12,695	13,461	10,661
	99,186	103,899	113,964	101,527
Earnings before interest, taxes, depreciation, and amortization				
Canada	**(34)**	94	(454)	1,475
United States	**729**	1,383	1,310	529
United Kingdom	**2,666**	2,869	9,358	5,635
Europe	**88**	298	(68)	(156)
International	**1,826**	2,577	745	1,144
Corporate	**(1,556)**	(1,565)	(2,219)	(1,739)
	3,719	5,656	8,672	6,888
Net earnings (loss) from continuing operations				
Canada	**(92)**	33	103	406
United States	**5,472**	1,126	1,066	353
United Kingdom	**1,274**	1,420	5,865	3,407
Europe	**(138)**	(45)	(390)	(472)
International	**1,327**	1,640	195	1,216
Corporate	**(5,693)**	(5,701)	591	(6,393)
	2,150	(1,527)	7,430	(1,483)
Net earnings (loss)	**2,150**	(1,527)	7,430	(1,483)
Net earnings (loss) from continuing operations per share	**0.10**	(0.07)	0.34	(0.09)
Net earnings (loss) per share	**0.10**	(0.07)	0.34	(0.09)
Total shares outstanding (000)	**22,093**	22,093	22,093	22,093
Weighted average shares (000)	**21,929**	21,897	21,843	16,587

	Second Quarter 2005	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004
(in $000s, except per share data)				
Revenue				
Canada	12,490	12,997	12,841	13,949
United States	14,671	13,757	17,529	13,096
United Kingdom	50,132	49,372	51,663	48,975
Europe	15,996	16,480	18,120	16,810
International	14,367	16,423	12,330	12,859
	107,656	109,029	112,483	105,689
Earnings before interest, taxes, depreciation, and amortization				
Canada	(168)	444	651	1,583
United States	728	493	674	365
United Kingdom	4,363	5,101	6,910	4,434
Europe	342	704	1,870	638
International	3,906	7,307	3,491	2,215
Corporate	(1,344)	(1,840)	(2,835)	806
	7,827	12,209	10,761	10,041
Net (loss) earnings from continuing operations				
Canada	(139)	215	338	959
United States	587	374	533	364
United Kingdom	2,547	3,120	4,269	2,757
Europe	28	3,154	1,256	102
International	3,063	4,726	2,205	1,407
Corporate	(6,167)	(6,377)	(3,787)	(4,221)
	(81)	5,212	4,814	1,368
Net (loss) earnings	(2,433)	5,212	4,814	(1,594)
Net (loss) earnings from continuing operations per share	(0.01)	0.37	0.35	0.10
Net (loss) earnings per share	(0.17)	0.37	0.35	(0.11)
Total shares outstanding (000)	14,301	14,301	14,301	14,301
Weighted average shares (000)	13,961	13,925	13,908	13,855

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Operating cash flow

Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. As the majority of our expenses are related to the cost of compensation and benefits of our professionals and fixed overhead costs, a significant weather-related event increases accounts receivable and claims in process over the short- and medium-terms without an identical increase in accounts payable, thus using working capital. As the claims associated with a particular weather-related event are closed or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and cash flow increases.

Claims in process at June 30, 2006 increased by $1.1 million to $54.2 million, compared to December 31, 2005. Accounts receivable at June 30, 2006 was $82.6 million, an increase of $3.7 million compared to December 31, 2005. The increase was primarily in the European and International operations.

Prepaid expenses at June 30, 2006 were $8.6 million, an increase of $3.0 million compared to December 31, 2005. This was primarily due to the payment of annual insurance premiums to third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage for claims made in the period June 1, 2006 to May 31, 2007.

Goodwill at June 30, 2006 was $207.5 million compared to $205.1 million at December 31, 2005. The increase was primarily from $2.4 million in unrealized foreign exchange gains.

Future income tax assets at June 30, 2006 increased by $5.3 million compared to December 31, 2005. The increase was primarily due to the United States operations recording a tax asset of $4.8 million (U.S.$4.3 million) in second quarter 2006.

Accounts payable and accrued liabilities at June 30, 2006 decreased by $6.7 million compared to December 31, 2005. The decrease in accounts payable and accrued liabilities was primarily due to payment of accrued bonuses.

During the second quarter 2006, CL Canada borrowed $4.0 million from Fairfax. We may need to borrow additional funds from Fairfax during the second half of 2006. We are taking action and reviewing options and alternatives to improve our cash flow. Our cash position could be improved by increasing our earnings as a result of investments we have made to grow our business, better management of our working capital, and other operating improvements. We could also strengthen our financial position by improving the debt structure on our balance sheet. Please refer to "Financing Activities" under the Cash Flow commentary earlier in this MD&A.

Credit facilities and indebtedness

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at June 30, 2006 was $205.8 million compared to $189.0 million at December 31, 2005. The increase in net debt was to fund negative operating cash flow and additional investments.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect from time to time plus 3% during the initial term, increasing by 0.5% for the one-year extension, if any.

Under the terms of the facility, the Company must meet certain financial covenants, including a debt to free cash flow ratio. The senior lender may declare an event of default if the Company does not comply with a financial covenant and does not cure the default within three business days of the earlier of (i) the lender giving notice of the default or (ii) the Company becoming aware of the default. Fairfax has agreed to provide us with necessary financing to permit the Company to meet its obligations under the facility. See "Transactions with Related Parties" in this MD&A.

On May 31, 2006 and again on June 15, 2006, CL Canada borrowed $2.0 million (total $4.0 million) from Fairfax. The loan bears interest at a rate of 7% per annum and is subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loan until our $72.8 million facility is repaid, without the consent of the senior lender.

As at June 30, 2006, our subsidiaries had demand lines of credit in the United Kingdom and Europe totaling $19.4 million. Bank indebtedness as at June 30, 2006 was $9.6 million consisting of drawn lines. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness increased by $3.3 million during the quarter and cash of $6.1 million at June 30, 2006 decreased $5.6 million as compared to December 31, 2005. The decrease in cash was primarily due to unfavorable working capital movements. The majority of our positive cash flow typically occurs during the fourth quarter of the fiscal year.

Contractual Obligations

We have contractual obligations to make future payments related to debt and leased premises, automobiles and equipment as follows:

($000s)	Long Term Debt	Lease	Total
2006	746	28,836	29,582
2007	170	24,975	25,145
2008	125,112	17,869	142,981
2009	32	11,965	11,997
2010	9	7,735	7,744
Thereafter	–	23,438	23,438
	126,069	114,818	240,887

Other long-term liabilities comprised future benefits for employees and other liabilities. These totaled $1.9 million and $6.0 million, respectively, at June 30, 2006. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

Capitalization

Shareholders' equity increased to $80.5 million at June 30, 2006 from $77.4 million at December 31, 2005 due to a positive movement in the currency translation adjustment account of $2.5 million and year-to-date net earnings of $0.6 million. The increase in the currency translation adjustment account related to unrealized losses on the translation of the assets and liabilities of our foreign operations due to the strengthening of the Canadian dollar relative to the United Kingdom pound.

Payments from Subsidiaries

As a holding company, our ability to meet our financial obligations is dependent, primarily, upon the receipt of interest and principal payments on inter-company advances, management fees, cash dividends and other payments from subsidiaries, together with proceeds raised by us through the issuance of equity and debt securities, and from the sale of assets.

All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on inter-company advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to limitations, including contractual restrictions, the earnings of those subsidiaries and various business considerations.

TRANSACTIONS WITH RELATED PARTIES

In connection with CL Canada's $72.8 million term facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to meet such liabilities and obligations.

During the second quarter, CL Canada borrowed $4.0 million from Fairfax. The loan bears interest at a rate of 7% per annum and is subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loan until our $72.8 million facility is repaid, without the consent of the senior lender.

Pursuant to a management services agreement with Fairfax, Fairfax has agreed to reimburse us for certain costs related to the sale of the U.S. TPA Business, including amounts which depend on the final determination of net obligations for excess office space, the continuing payment of insurance premiums and the final resolution of certain errors and omissions claims and other legal proceedings. As at June 30, 2006, $3.1 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows them to include our United Kingdom subsidiaries in their consolidated tax return filings in the United Kingdom. For the period ended June 30, 2006, we made tax installment payments totaling $0.6 million to Fairfax that related to 2005 (2005 - $1.7 million related to 2004), and received a refund of $1.1 million in respect of tax overpaid that related to 2005 and 2004 (2005 - $0.1 million related to 2003). We paid a further tax installment of $1.0 million to Fairfax in July 2006 that related to 2006. The tax installment payments would otherwise have been paid directly to tax authorities in the United Kingdom.

We provide certain services including claims adjusting and claims management services to companies under Fairfax's control in the normal course of business. In addition, companies under Fairfax's control provide us with certain services including taxation services in the normal course of business. See page 20 of our most recent Annual Report for further details.

At June 30, 2006, we owed Fairfax $1.1 million (2005 - $1.2 million) (U.S.$1.0 million; 2005 – U.S.$1.0 million) for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage for claims made in the period June 1, 2006 to May 31, 2007.

SHARE DATA

As at July 27, 2006, we had outstanding 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are disclosed in note 1 to our audited consolidated annual financial statements. The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived therefrom, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i) Goodwill impairment testing

Goodwill represents $207.5 million (54%) of the assets on our consolidated balance sheet as at June 30, 2006. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill. We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations.

As at June 30, 2006, the goodwill in the United Kingdom is $160.2 million, or 77% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2005, our evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The United Kingdom operations expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance in actual performance from the business plans could result in a material impairment of a portion of the goodwill book value in future periods.

For purposes of our year-end impairment testing, future cash flows of our United Kingdom operations were valued at a range of $175 million to $280 million, indicating no impairment. Based on the current market conditions impacting our European operations, we updated our 2005 annual goodwill impairment analysis for CL Europe in the second quarter 2006. We determined there was no impairment to goodwill in our European operations. For our other operations, there were no events or changes in circumstances that arose indicating a possible impairment of goodwill.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a full valuation allowance. Based on the continued strong performance in our United States operations, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 in our United States operations. The United States operations have additional available net operating losses of approximately U.S.$37.6 million, representing a potential additional future tax asset of approximately U.S.$13.2 million. If circumstances change regarding the projected profitability of the Canadian operations, the valuation allowance in Canada could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

(iii) Claims in Process

We record our inventory of claims in process at their estimated net realizable value at the period end. The change in estimated net realizable value from the prior period is recorded as an increase or decrease to revenue in the current period. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realizable value of claims in process as at June 30, 2006 of $54.2 million, compared to $53.1 million as at December 31, 2005, is primarily calculated based on the number of claims outstanding at the period end, the average revenue per claim for each period and an estimate of the average percentage-of-completion for the claims outstanding at the period end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated net realizable value of certain higher value claims is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	June 30, 2006	December 31, 2005
	(Unaudited)	
ASSETS		
Current		
Cash	**6,050**	11,680
Accounts receivable, net	**82,570**	78,911
Claims in process	**54,211**	53,108
Prepaid expenses	**8,619**	5,594
Income taxes recoverable	**455**	391
Total current assets	**151,905**	149,684
Property and equipment, net	**13,589**	13,027
Goodwill	**207,498**	205,114
Future income taxes	**7,315**	2,048
Other assets	**7,456**	7,682
Total assets	**387,763**	377,555
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 4)*	**9,577**	1,889
Other loans *(note 5)*	**76,711**	72,755
Accounts payable and accrued liabilities	**57,875**	64,619
Income taxes payable	**5,095**	441
Current portion of long-term debt	**208**	746
Deferred revenue	**21,764**	21,724
Total current liabilities	**171,230**	162,174
Future income taxes	**2,805**	2,735
Long-term debt	**125,337**	125,323
Employee future benefits	**1,896**	1,908
Other liabilities	**5,959**	8,060
Total liabilities	**307,227**	300,200
Shareholders' equity *(note 2)*	**80,536**	77,355
	387,763	377,555

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

	For the three months ended		For the six months ended	
	June 30, 2006	June 30, 2005	**June 30, 2006**	June 30, 2005
Revenue	**99,186**	107,656	**203,085**	216,685
Cost and expenses				
Cost of service	**79,993**	81,898	**162,112**	162,808
Selling, general and administration	**16,757**	19,234	**34,064**	36,493
Interest	**4,105**	4,978	**8,590**	9,930
Loss (gain) on disposal *(note 9)*	**–**	2	**–**	(2,944)
	100,855	106,112	**204,766**	206,287
(Loss) earnings before income taxes	**(1,669)**	1,544	**(1,681)**	10,398
Provision for income taxes (recovery)	**(3,819)**	1,625	**(2,304)**	5,267
Net earnings (loss) from continuing operations	**2,150**	(81)	**623**	5,131
Net loss from discontinued operations *(note 8)*	**–**	(2,918)	**–**	(2,918)
Reimbursement for costs *(notes 6 and 8)*	**–**	566	**–**	566
Net earnings (loss) for the period	**2,150**	(2,433)	**623**	2,779
Earnings (loss) per share				
Basic and diluted net earnings (loss) per share from continuing operations	**0.10**	(0.01)	**0.03**	0.37
Basic and diluted net earnings (loss) per share	**0.10**	(0.17)	**0.03**	0.20

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		For the six months ended	
	June 30, 2006	June 30, 2005	**June 30, 2006**	June 30, 2005
Deficit, beginning of period	**(51,908)**	(53,895)	**(50,381)**	(59,107)
Net earnings (loss) for the period	**2,150**	(2,433)	**623**	2,779
Deficit, end of period	**(49,758)**	(56,328)	**(49,758)**	(56,328)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

	For the three months ended		For the six months ended	
	June 30, 2006	June 30, 2005	**June 30, 2006**	June 30, 2005
OPERATING ACTIVITIES				
Net earnings (loss) from continuing operations	**2,150**	(81)	**623**	5,131
Add (deduct) items not affecting cash				
Depreciation	**1,283**	1,301	**2,466**	2,651
Future income taxes	**(4,798)**	–	**(5,191)**	(7)
Loss (gain) on disposal *(note 9)*	**–**	2	**–**	(2,944)
Others	**–**	19	**30**	100
	(1,365)	1,241	**(2,072)**	4,931
Changes in non-cash working capital balances related to operations				
Accounts receivable	**2,399**	(2,177)	**(2,720)**	(5,560)
Claims in process	**2,060**	1,405	**2,050**	(1,588)
Prepaid expenses	**(1,100)**	1,394	**(1,667)**	562
Income taxes recoverable	**31**	481	**(3,552)**	2,713
Accounts payable and accrued liabilities	**(4,658)**	(2,897)	**(2,172)**	(13,663)
Pension and other liabilities	**(155)**	(759)	**(153)**	(1,126)
Discontinued operations	**–**	(1,304)	**–**	(2,075)
Cash used in operating activities	**(2,788)**	(2,616)	**(10,286)**	(15,806)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(347)**	(2,724)	**(1,049)**	(3,173)
Business disposals *(note 9)*	**–**	(79)	**–**	4,115
Purchase of property and equipment	**(1,557)**	(1,009)	**(2,759)**	(1,893)
Other assets	**22**	(19)	**11**	(17)
Discontinued operations *(note 8)*	**(1,031)**	–	**(2,219)**	–
Cash used in investing activities	**(2,913)**	(3,831)	**(6,016)**	(968)
FINANCING ACTIVITIES				
Bank indebtedness	**3,311**	1,911	**7,688**	1,814
Other loans	**3,951**	–	**3,951**	–
Repayment of long-term debt	**(323)**	–	**(323)**	–
Cash provided by financing activities	**6,939**	1,911	**11,316**	1,814
Effect of exchange rate changes on cash	**(640)**	725	**(644)**	526
Net increase (decrease) in cash during the period	**598**	(3,811)	**(5,630)**	(14,434)
Cash, beginning of period	**5,452**	17,745	**11,680**	28,368
Cash, end of period	**6,050**	13,934	**6,050**	13,934
SUPPLEMENTAL INFORMATION				
Cash interest paid	**1,002**	5,882	**3,622**	8,971
Cash taxes paid	**961**	1,207	**336**	2,625

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Cunningham Lindsey Group Inc. (the "Company") should be read in conjunction with our annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2005. In management's opinion they include all disclosures necessary for the fair presentation of our interim results.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**June 30, 2006**	December 31, 2005
	(Unaudited)	
Share capital	**169,763**	169,763
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,549)**	(2,588)
Currency translation adjustment	**(38,220)**	(40,739)
Deficit	**(49,758)**	(50,381)
	80,536	77,355

At June 30, 2006, we have loaned $2,549 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,100 subordinate voting shares of the Company. We intend to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholder's equity.

(in $000s except as otherwise indicated)

3. SEGMENTED INFORMATION

We operate through our subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

For the three months ended June 30, 2006	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	**13,765**	**14,898**	**44,248**	**14,392**	**11,883**	**–**	**99,186**
Operating earnings (loss) [2]	**(106)**	**656**	**1,910**	**(97)**	**1,629**	**(1,556)**	**2,436**
Interest (expense) income	**14**	**(12)**	**49**	**(109)**	**28**	**(4,075)**	**(4,105)**
Income tax recovery (expense)	**–**	**4,828**	**(685)**	**68**	**(330)**	**(62)**	**3,819**
Net earnings (loss)	**(92)**	**5,472**	**1,274**	**(138)**	**1,327**	**(5,693)**	**2,150**
Depreciation expense	**72**	**73**	**756**	**185**	**197**	**–**	**1,283**
Property and equipment additions	**162**	**54**	**1,213**	**101**	**27**	**–**	**1,557**
Goodwill additions	**–**	**–**	**–**	**–**	**(21)**	**–**	**(21)**
Goodwill	**7,534**	**13,199**	**160,198**	**20,758**	**5,809**	**–**	**207,498**
Identifiable assets	**22,668**	**41,812**	**80,104**	**42,357**	**45,498**	**155,324**	**387,763**

For the three months ended June 30, 2005	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	12,490	14,671	50,132	15,996	14,367	–	107,656
Operating earnings (loss) [2]	(243)	644	3,584	160	3,724	(1,345)	6,524
Interest (expense) income	17	(57)	(90)	(102)	(11)	(4,735)	(4,978)
Loss on disposal	–	–	–	(2) [3]	–	–	(2)
Income tax (expense) recovery	87	–	(947)	(28)	(650)	(87) [4]	(1,625)
Net (loss) earnings from continuing operations	(139)	587	2,547	28	3,063	(6,167)	(81)
Net loss from discontinued operations, net of tax	–	(2,918)	–	–	–	–	(2,918)
Reimbursement for costs	–	566	–	–	–	–	566
Net (loss) earnings	(139)	(1,765)	2,547	28	3,063	(6,167)	(2,433)
Depreciation expense	75	84	777	182	182	1	1,301
Property and equipment additions	28	59	405	224	319	–	1,035
Goodwill additions	–	–	–	–	731	–	731
Goodwill	7,534	15,284	170,820	21,269	6,011	–	220,918
Identifiable assets	27,099	35,559	240,459	40,920	44,768	14,410	403,215

[1] The United Kingdom operations has one customer whose revenue represented 15.8% and 15.6% of our consolidated revenue for the three month periods ended June 30, 2006 and 2005, respectively.

[2] Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[3] The loss on disposal was not tax deductible.

[4] The Corporate tax expense is net of a valuation allowance against tax losses.

(in $000s except as otherwise indicated)

3. SEGMENTED INFORMATION (Continued)

	For the six months ended June 30, 2006						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue [1]	**27,811**	**32,438**	**89,493**	**28,765**	**24,578**	**–**	**203,085**
Operating earnings (loss) [2]	**(84)**	**1,964**	**4,143**	**(5)**	**4,012**	**(3,121)**	**6,909**
Interest (expense) income	**25**	**(194)**	**33**	**(218)**	**(31)**	**(8,205)**	**(8,590)**
Income tax recovery (expense)	**–**	**4,828**	**(1,482)**	**40**	**(1,014)**	**(68)** [4]	**2,304**
Net earnings (loss)	**(59)**	**6,598**	**2,694**	**(183)**	**2,967**	**(11,394)**	**623**
Depreciation expense	**144**	**148**	**1,392**	**391**	**391**	**–**	**2,466**
Property and equipment additions	**185**	**129**	**1,897**	**207**	**339**	**2**	**2,759**
Goodwill additions	**–**	**–**	**–**	**–**	**(1)**	**–**	**(1)**

	For the six months ended June 30, 2005						
	Canada	United States	United Kingdom	Europe	International	Corporate	
Revenue [1]	25,487	28,428	99,504	32,476	30,790	–	216,685
Operating earnings (loss) [2]	111	1,049	7,883	667	10,859	(3,185)	17,384
Interest (expense) income	33	(88)	(95)	(234)	(119)	(9,427)	(9,930)
Gain on disposal	–	–	–	2,944 [3]	–	–	2,944
Income tax (expense) recovery	(68)	–	(2,121)	(195)	(2,951)	68 [4]	(5,267)
Net earnings (loss) from continuing operations	76	961	5,667	3,182	7,789	(12,544)	5,131
Net loss from discontinued operations, net of tax	–	(2,918)	–	–	–	–	(2,918)
Reimbursement for costs	–	566	–	–	–	–	566
Net earnings (loss)	76	(1,391)	5,667	3,182	7,789	(12,544)	2,779
Depreciation expense	165	172	1,580	379	354	1	2,651
Property and equipment additions	114	68	935	319	463	–	1,899
Goodwill additions	–	–	–	214	731	–	945

[1] The United Kingdom operations has one customer whose revenue represented 15.1% and 15.0% of our consolidated revenue for the six month periods ended June 30, 2006 and 2005, respectively.

[2] Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[3] The gain on disposal was not taxable.

[4] The Corporate tax recovery is net of a valuation allowance against tax losses.

(in $000s except as otherwise indicated)

4. BANK INDEBTEDNESS

As at June 30, 2006, our subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.2 million) totalling $19.4 million, against which they had drawn $9.6 million.

5. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3% during the initial term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of the further extension, if any. The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at June 30, 2006, none of the principal amount had been repaid. The Company and several of its subsidiaries have guaranteed the loan on an unsecured basis.

On May 31, 2006 and again on June 15, 2006, Cunningham Lindsey Canada borrowed $2.0 million (total $4.0 million) from our parent company. *(see note 6 below)*

6. RELATED PARTY TRANSACTIONS

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006 (see note 5), our parent company agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

On May 31, 2006 and again on June 15, 2006, Cunningham Lindsey Canada borrowed $2.0 million (total $4.0 million) from our parent company. Proceeds of the loan were principally used for operating purposes. The loan bears interest at a rate of 7% per annum and is subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, our parent company has agreed that the Company will not repay the principal amount of the loan until our $72.8 million facility is repaid, without the consent of the senior lender.

Pursuant to a management services agreement with our parent company, our parent company has agreed to reimburse us for certain costs related to the sale of our United States third party claims administration business conducted by RSKCo Services, Inc. and Cunningham Lindsey Claims Management, Inc. ("United States TPA Business"). For the three months ended June 30, 2006, our parent company has agreed to reimburse us $nil of the costs related to the sale of the United States TPA Business. As at June 30, 2006, $3.1 million is included within other accounts receivable in respect of our estimate of amounts recoverable from our parent company for reimbursement of costs.

Our parent company owns more than 75% of the total number of all of our outstanding shares, which allows them to include our United Kingdom subsidiaries in their consolidated tax return filings in the United Kingdom. For the period ended June 30, 2006, we made tax installment payments totaling $0.6 million to our parent company related to 2005 (2005 - $1.7 million related to 2004), and received a refund of $1.1 million in respect of overpaid taxes related to 2005 and 2004 (2005 - $0.1 million related to 2003). We paid a further tax installment of $1.0 million to our parent company in July 2006 that related to 2006. The tax installment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We provide certain services including claims adjusting and claims management services to companies under our parent company's control in the normal course of business. In addition, companies under our parent company's control provide us with certain services including taxation services in the normal course of business.

(in $000s except as otherwise indicated)

At June 30, 2006, we owed our parent company $1.1 million (2005 - $1.2 million) (U.S.$1.0 million; 2005 - U.S.$1.0 million) for participation in an insurance program arranged by our parent company with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2006 to May 31, 2007.

7. IMPACT OF NATURAL EVENTS ON BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, our revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

8. DISCONTINUED OPERATIONS

On March 15, 2004, we completed the sale of certain assets and liabilities comprising our United States TPA Business to Broadspire Services, Inc.

Information related to the discontinued operations is as follows:

Statement of Loss	*For the three months ended*		*For the six months ended*	
	June 30, 2006	June 30, 2005	**June 30, 2006**	June 30, 2005
Net loss on disposal	–	(2,918)	–	(2,918)
Reimbursement for costs *(note 4)*	–	566	–	566
	–	(2,352)	–	(2,352)

The $2.9 million net loss on disposal in the second quarter 2005 consists of $2.5 million (U.S.$2.0 million) provision for expected future errors and omissions, other legal costs and insurance premiums, $0.3 million (U.S.$0.2 million) for other run-off costs, and $0.1 million (U.S.$0.1 million) provision for excess office space lease payments, net of anticipated sublet.

The net loss on disposal of the United States TPA Business required management estimates which are subject to measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums, and the estimation of excess office lease payments, net of anticipated sublet recoveries. These estimates were based on certain material factors and assumptions considered reasonable by management. It is reasonably possible that known and unknown risks and uncertainties could cause actual results to differ materially and require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, we disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.1 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) which was not taxable. The results of TES have been excluded from our financial statements since the effective sale date of March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

10. EMPLOYEE PENSION COSTS

For the three months ended June 30, 2006, our expense for defined contribution pension plans was $1.7 million compared to $2.1 million for the same period in 2005. Year-to-date, our expense for defined contribution pension plans was $3.4 million compared to $3.9 million for the first six months of 2005.

For the three months ended June 30, 2006, our expense for defined benefit pension plans was $1.3 million compared to $1.1 million for the same period in 2005. Year-to-date, our expense for defined benefit pension plans was $2.5 million compared to $2.6 million for the first six months of 2005.

SHAREHOLDER INFORMATION

Cunningham Lindsey Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at July 27, 2006 there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on the Toronto Stock Exchange under the symbol "LIN".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Cunningham Lindsey Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.cunninghamlindseygroup.com
E-mail: corpservices@na.cunninghamlindsey.com

CUNNINGHAM LINDSEY GROUP INC.

Corporate Office
70 University Avenue, Suite 1200, Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020 Fax: 416 596 6510
Website: www.cunninghamlindseygroup.com

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006.

Jan Christiansen
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006.

Stephen M. Cottrell
Vice President and Chief Financial Officer